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Writer’s Direct Contact 213.892.5658 TKwock@mofo.com

November 8, 2006

David Burton
Staff Accountant
Unites States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	QPC Lasers, Inc.
Item 4.01 8-K
Filed October 27, 2006
File No. 333-121598

Dear Mr. Burton:

On behalf of QPC Lasers, Inc. (the “Company”), we are transmitting for filing Amendment No. 2 (the “Amendment”) to the Form 8-K (File No. 333-121598). A courtesy copy will be provided.

The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated November 2, 2006. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

1.  Comment: Please specifically state whether during your last two most recent fiscal years and any subsequent interim period before your former auditor was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. The phrase “through the subsequent interim period ended June 30, 2006” does not sufficiently address this requirement since the former auditor was not dismissed until October 23, 2006.

Response: In response to Staff comments, the Company has made conforming changes to Item 4.01 of the Form 8-K. Please refer to the Amendment.

David Burton
November 8, 2006

2.  Comment: To the extent that you amend the Form 8-K to comply with our comment, please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

Response: In response to Staff's comments, the Company has filed an updated letter from the former accountants as Exhibit 16 to the Amendment.

Lastly, we acknowledge that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5658 or to Hillel Cohn at (213) 892-5251.

Very truly yours,

/s/ Tiffany Kwock
Tiffany Kwock

Enclosures

cc:	George Lintz, QPC Lasers, Inc.
Hillel T. Cohn, Esq.